ALLIANCE HEALTHCARE SERVICES, INC.
100 Bayview Circle, Suite 400
Newport Beach, CA 92660
November 26, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attention: Tia L. Jenkins

Re:	Alliance Healthcare Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 15, 2013 File No. 001-16609
Dear Ms. Jenkins:
This letter sets forth the responses of Alliance HealthCare Services, Inc. (“we,” “us,” “our,” the “Company” or “Alliance”) to the comments received by e-mail on October 30, 2013 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013 (the “10-K”).
Form 10-K for the Year Ended December 31, 2012, Filed March 15, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies, page 46
Goodwill and Long-Lived Assets, page 47

1.
We note you allocate goodwill and intangible assets with indefinite lives to three reporting units, which are aggregated into the Imaging and Radiation Oncology segments. Considering your net losses and impairment charges during the periods reported and significance of goodwill and intangible assets with indefinite lives, to enhance investor’s understanding regarding your recent impairment testing of goodwill and intangible assets with indefinite lives, please provide us with and confirm that you will disclose in future filings the following:

•	Clarify what you consider a reporting unit and your basis;

•
Clarify how many reporting units, if any, were considered at risk of impairment (i.e. in step one of the impairment test, the reporting unit has a fair value that is not substantially in excess of its carrying value);

•
For any at risk, reporting unit, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill and intangible assets with indefinite lives allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (also known as a component). Also, a component of an operating segment is a reporting unit under ASC 350 if the component constitutes a business for which discrete financial information is available and reviewed by management. The Company has evaluated ASC 350 and concluded there are two operating segments: the Imaging Division and the Oncology Division. The Imaging Division is further divided into two components (East and West zones), while the Oncology Division operating segment is comprised of a single component. We have assessed that each component listed above meets the definition of a reporting unit, based on the conclusions that: (1) each component constitutes a business, (2) discrete financial information is available for each component, and (3) management regularly reviews the results of such financial information.

ASC 350 requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. In accordance with ASC 350, we have elected to perform an annual impairment test in the fourth quarter for goodwill and intangible assets with indefinite lives, using financial information as of September 30 at the reporting unit level. Testing is performed more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When such an event or change in circumstances occurs, we consider (1) the potential impact on the fair value of the reporting unit and (2) the amount by which the fair value exceeds the carrying value as of the date of the last impairment test. When the fair value of a reporting unit is not substantially in excess of its carrying value, any event or change in circumstances potentially causing a decrease in the fair value is considered a triggering event and a test for impairment is performed. In our 2012 annual impairment test, we determined that the fair value of our Oncology reporting unit exceeded the carrying value of the unit of $140,246 by approximately 4%, and was therefore considered “at risk” of impairment. Based on the 2012 goodwill impairment analysis, management concluded that our Oncology Division was not impaired. There were no other reporting units that were at risk of impairment.

In our goodwill impairment analysis, we utilized two primary approaches to calculate the fair value of the reporting unit: the discounted cash flow (“DCF”) method and the Guideline Public Company (“GPC”) method. The methods, key assumptions, degree of uncertainty associated with the key assumptions and the potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions with respect to our Oncology reporting unit are described below:

a.
DCF Method - Under the discounted cash flow method, value is measured as the present worth of anticipated future net cash flows generated by a business. In a multi-period model, net cash flows attributable to a business are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value.

The key assumptions used in connection with the DCF method are our estimates of future net cash flows generated by our business, and the discount rate we apply to capture its associated risks. Our ability to achieve our anticipated future net cash flows is subject to numerous assumptions and risks, including company-specific risks such as our ability to maintain and grow revenues, maintain or improve operating margins, control costs and anticipate working capital requirements. Our anticipated future net cash flows are also dependent on industry-level factors, such as the impact of the Patient Protection and Affordable Care Act of 2010 on patient volumes and cost reimbursement levels and continued availability of qualified doctors and other medical professionals to staff our operations, among other potential impacts.

b.
GPC Method- Under the guideline public companies method, value is estimated by comparing the subject company to similar companies with publicly traded ownership interests. Guideline companies are selected based on comparability to the subject company, and valuation multiples are calculated and applied to subject company operating data.

The key assumption used in connection with the GPC method focuses on identifying guideline companies that operate in the same (or similar) line of business as the reporting units, with the same (or similar) operating characteristics. Eligible companies were selected based on Global Industry Classification Standard codes, Standard Industrial Classification codes, company descriptions, and industry affiliations. Proceeding our analysis of the observed guideline public company multiples, we selected the multiples to apply against the relevant financial metrics of the Oncology reporting unit. Factors considered included relative risk, profitability, and growth considerations of the Oncology reporting unit relative to the guideline companies. Value estimates for the Oncology reporting unit involve using multiples of market value of invested capital excluding cash to revenue and EBITDA. Valuations derived using the GPC method rely on information primarily obtained from Capital IQ and SEC filings.

In our Form 10-K for the fiscal year ended December 31, 2013 and in other future filings, as applicable, we will enhance the disclosure regarding our determination of reporting units, as well as increase disclosure regarding reporting units at risk of impairment as set forth above.
Form 10-K for the Year Ended December 31, 2012, Filed March 15, 2013
Financial Statements, page 51
Note 16-Investments in Unconsolidated Investees, page 84

2.
Please demonstrate to us that audited financial statements pursuant to Rule 3-09 of Regulation S-X were not required for any of your unconsolidated investees for the year ended December 31, 2012. Provide all calculations and assumptions as applicable.

Response: As of December 31, 2012, we had direct ownership in four unconsolidated investees: (1) Alliance-HNI, LLC (“AHNI”); (2) Del Amo PET Imaging Center, LLC (“Del Amo”); (3) Cardiac Cancer Institute, Inc. (“CCI”); and (4) Austin Cyberknife, LLC (“AUCK”). The following tables set forth the calculations used in our significance analysis under Rule 3-09 of Regulation S-X (dollar amounts in thousands).

The table below shows the Company’s investments in and advances to our four unconsolidated investees, on a stand-alone basis, as a percentage of the Company’s total assets as of December 31, 2012.

Computation:	AHNI	Del Amo	CCI	AUCK
Investments in and advances to subsidiary	$3,837	$171	$371	$2,688
Total assets of the Company at 12/31/12	560,141	560,141	560,141	560,141
Total % investment as a% of total assets	0.69%	0.03%	0.07%	0.48%
Exceed 20% - File separate financial statements	No	No	No	No

The table below shows the equity derived from the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests of our four unconsolidated investees, on a stand-alone basis, as a percentage of such income of the Company on a consolidated basis.

Computation:	AHNI	Del Amo	CCI	AUCK
Equity in the income of subsidiary for year end 12/31/12	$3,935	$257	$1	$674
Basis differences (a)	—	—	—	—
Total equity in the income of subsidiary for year end 12/31/12	3,935	257	1	674
Loss before income taxes and noncontrolling interest	(18,648)	(18,648)	(18,648)	(18,648)
Applicable income of Company for computation (b)(d)	(22,583)	(18,905)	(18,649)	(19,322)
Absolute value of applicable income of Company (c)	22,583	18,905	18,649	19,322
Percent of total	17.42%	1.36%	0.01%	3.49%
Exceed 20% - File separate financial statements	No	No	No	No

(a)	There were no adjustments related to differences in basis under SEC Financial Reporting Manual 2410.3.

(b)
Since a loss was incurred by the Company and its consolidated subsidiaries, but not in each of the unconsolidated investees, the equity in income of the applicable unconsolidated investee has been excluded from the loss of the Company and its consolidated subsidiaries for purposes of the computation for each unconsolidated investee.

(c)
Since a loss was incurred by the Company and its consolidated subsidiaries for the year ended December 31, 2012, but not the unconsolidated investees, the absolute values were utilized for purposes of the computation for each unconsolidated investee.

(d)
As set forth in the table below, the absolute value of the loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests of the Company for the year ended December 31, 2012 of ($18,648) was not at least 10 percent lower than the average of such income of the Company for the last five years, excluding loss years from the numerator, but not the denominator.

	2008	2009	2010	2011	2012	Average
Earnings before income taxes and noncontrolling interest	$28,287	$789	NA	NA	NA	$5,815

* * *
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

Please do not hesitate to contact me by telephone at (949) 242-5334 or by fax at (949) 242-5377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Howard Aihara
Howard Aihara
Executive Vice President, Chief Financial Officer

cc:	Keith Benson, Latham & Watkins LLP